UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. _____________)

Approach Resources Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03834A103
(CUSIP Number)

August 7, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03834A103	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS:

Michael C. Murr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		100,000 [1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		933,670 [2]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000 [1]

WITH:	8	SHARED DISPOSITIVE POWER:

933,670 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,033,670 [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.0% [3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 Includes 100,000 shares owned by trusts for the benefit of Mr. and Mrs. Murr's children (the "Trusts"). Because Mr. Murr is the sole trustee of each of the Trusts and has sole voting power and investment control over the shares of the Issuer owned by the Trusts, Mr. Murr may be deemed to beneficially own the shares of the Issuer owned by the Trusts.

2 Shares are jointly owned by Michael Murr and his wife, Eva Murr.

3 Based on 20,651,591 shares of the issuers common stock outstanding as of July 31, 2008 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the US Securities and Exchange Commission on August 6, 2008.

CUSIP No. 03834A103	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS:

Eva G. Murr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		933,670 [1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

933,670 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

933,670 [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.5% [2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 Shares are jointly owned by Michael Murr and his wife, Eva Murr.

2 Based on 20,651,591 shares of the issuers common stock outstanding as of July 31, 2008 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the US Securities and Exchange Commission on August 6, 2008.

CUSIP No. 03834A103	13G	Page 4 of 8 Pages

Item 1(a) Name of Issuer:

Approach Resources Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

One Ridgmar Centre, 6500 West Freeway, Suite 800, Fort Worth, Texas 76116

Item 2(a) Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): Michael C. Murr and Eva G. Murr, or together, the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, dated August 14, 2008, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 411 Theodore Fremd Avenue, Rye, New York 10580.

Item 2(c) Citizenship:

Each of the Reporting Persons is a citizen of the United States.

Item 2(d) Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e) CUSIP No.:

03834A103

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 03834A103	13G	Page 5 of 8 Pages

Item 4 Ownership:

(a) Amount beneficially owned:

1,033,670 [1]

(b) Percent of class:

5.0% [3]

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	100,000 [1]

(ii) Shared power to vote or to direct the vote	933,670 [2]

(iii) Sole power to dispose or to direct the disposition of	100,000 [1]

(iv) Shared power to dispose or to direct the disposition of	933,670 [2]
Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8 Identification and Classification of Members of the Group:

Not applicable.

1 Includes 100,000 shares owned by trusts for the benefit of Mr. and Mrs. Murr's children (the "Trusts"). Because Mr. Murr is the sole trustee of each of the Trusts and has sole voting power and investment control over the shares of the Issuer owned by the Trusts, Mr. Murr may be deemed to beneficially own the shares of the Issuer owned by the Trusts.

2 Shares are jointly owned by Michael Murr and his wife, Eva Murr.

3 Based on 20,651,591 shares of the issuers common stock outstanding as of July 31, 2008 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the US Securities and Exchange Commission on August 6, 2008.

CUSIP No. 03834A103	13G	Page 6 of 8 Pages

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03834A103	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2008

/s/ Michael C. Murr

Michael C. Murr

/s/ Eva G. Murr

Eva G. Murr

CUSIP No. 03834A103	13G	Page 8 of 8 Pages
Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 14, 2008

/s/ Michael C. Murr

Michael C. Murr

/s/ Eva G. Murr

Eva G. Murr